SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

April 28, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

Quarterly Group Financial Report Q1/2015

Interim consolidated financial statements for the three months ended March 31, 2015

Key Financials

Key Financials	2015	2014				2015	2014
(in EUR million)	Q1	Q1*		+/-		Q1	Q4*		+/-
Revenues	40.3	43.9		-8%		40.3	58.0		-31%
Gross profit	8.8	10.0	*	-12%		8.8	10.4	*	-15%
Gross margin	22%	23	%*	-1	pp	22%	18	%*	4	pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-6.4	-7.1		10%		-6.4	-13.9		54%
Operating result (EBIT)	-8.8	-10.9		19%		-8.8	-18.9		53%
EBIT margin	-22%	-25%		3	pp	-22%	-33%		11	pp
Net result	-9.5	-11.8		19%		-9.5	-19.1		50%
Net result margin	-23%	-27%		4	pp	-23%	-33%		10	pp
Net result per share - basic (EUR)	-0.08	-0.11		27%		-0.08	-0.17		53%
Net result per share - diluted (EUR)	-0.08	-0.11		27%		-0.08	-0.17		53%
Free cash flow**	-12.1 ***	-13.8		12%		-12.1 ***	5.9		n. m.
Order intake	48.9	49.5		-1%		48.9	49.3		-1%
Order backlog (end of period)	79.0	64.2		23%		79.0	65.2		21%

* Restated according to “Additional Disclosures, 1. Accounting Policies” in this report

** Operating CF + Investing CF + Changes in Cash Deposits

*** Excluding an effect of EUR -1.5m related to the acquisition of PlasmaSi, Inc.

Key Share Data

Key Share Data	Q1/2015		Q1/2014
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	7.03	7.52	11.87	16.30
Period High Price	9.38	11.21	12.84	17.73
Period Low Price	6.38	7.24	10.26	14.08
Number of shares issued (end of period)	112,701,905		112,624,295
Market capitalization (end of period), million EUR, million USD	792.3	847.5	1,336.9	1,835.8

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge applications.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor materials, process engineering, consulting and training, including ongoing customer support and after-sales service.

AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by increased processing speed, improved efficiency, and reduced cost of ownership requirements for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes customer-specific systems capable of depositing material films on a diverse range of different substrate sizes and materials.

The deposition process technologies include Metal-Organic Chemical Vapor Deposition (“MOCVD”) for the deposition of compound materials as for the production of LEDs, Power Electronics or processors as well as thin film deposition of organic materials. These include Polymer Vapor Phase Deposition (“PVPD™”), Organic Vapor Phase Deposition (“OVPD®”) especially for large area deposition for Organic Light Emitting Diodes (“OLED”) applications. Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) is being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

For silicon semiconductor applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter, by employing technologies such as: Chemical Vapor Deposition (“CVD”) and Atomic Layer Deposition (“ALD”).

The Company’s R&D capability remains of important strategic significance, as it provides for a competitive, state-of-the-art technology portfolio and supports the future business development. Therefore, AIXTRON is committed to investing specifically in research and development projects to not only further pursue the Company’s leading technology position in MOCVD equipment but also to penetrate growth markets in the fields of Power Electronics, Organic Semiconductors and next generation Memory and Logic applications.

Environmental protection and the responsible use of resources are an essential part of AIXTRON’s business strategy. The Company’s engineers work on improving AIXTRON’s systems continuously, both in terms of resource conservation and environmental-friendly design and function. The implementation of an energy management system implemented on Company level according to DIN EN ISO 50001:2011 contributes to the efficient use of energy and the careful use of resources.

2. Macroeconomic and industry developments

Macroeconomic developments

The positive growth effects in the advanced economies, most notably the U.S., are opposed by a slackening dynamic of some important emerging and developing countries, such as China. This is also reflected in the International Monetary Fund’s (IMF) forecast (published in the World Economic Outlook on April 14, 2015) for the year 2015 which sees a slight increase of global growth to 3.5% (2014: 3.4%). While growth in the advanced economies is projected to accelerate from 1.8% to 2.4% the emerging and developing countries are expected to experience a slight decrease from 4.6% to 4.3%. At the same time, a number of notable downside risks to the global economic development, such as the crises in the Ukraine and the Middle East, increased threat of terrorism, worries about deflationary tendencies in the euro area or the Greek debt crisis, still prevail.

However, in total AIXTRON does currently not expect the global economic environment to negatively affect its business development in 2015.

Driven by the positive economic development in the U.S. and the expansive monetary policy of the European Central Bank, reflected in the launch of a EUR 1 trillion bond buying program in March 2015, the US dollar exchange rate has seen a further significant improvement in the first quarter of 2015, reaching its peak at approximately 1.05 USD/EUR in mid-March. Compared to the previous year’s closing price of 1.217 USD/EUR, the US dollar exchange rate at the end of the first quarter improved to 1.085 USD/EUR. Compared to the first quarter 2014 (closing price: 1.381 USD/EUR), the US dollar strengthened by approximately 21%. The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the first three months of 2015 was 1.16 USD/EUR (Q1/2014: 1.37 USD/EUR; Q4/2014: 1.25 USD/EUR). Thus, compared to the previous year, the US dollar was up about 18%, having a respectively positive effect on AIXTRON’s US dollar denominated revenue and earnings in the first quarter 2015.

Industry developments

LED lighting is on the rise — lighting product manufacturers have announced strong growth of their LED businesses, in spite of continuously declining prices, and the independent market research firm Strategies Unlimited forecasts an average annual growth rate for LED luminaires of 11% from 2014 through 2022, with sales volume climbing from some USD 20 billion to more than USD 45 billion.

The specific market niche to be addressed by AIXTRON’s ALD technology for the production of specialized applications such as gate stacks and capacitors is estimated for 2015 to be valued at USD 628 million (2016e: USD 620 million) (Gartner Dataquest, Forecast: Semiconductor Manufacturing Equipment, Worldwide, 1Q15 Update, April 2015).

3. Business Performance and Key Developments

Demand for LED chips is growing due to an increasing penetration of LED technology in the lighting market and strong demand of LEDs for displays, leading to higher utilization rates of LED producers with orders and shipments in the first quarter remaining slow due to the cautious investment behavior of customers to purchase AIXTRON equipment.

Thus, at EUR 48.9m AIXTRON’s total order intake (including spares & service) in the first quarter 2015 remained stable year-on-year and sequentially (Q1/2014 incl. spares & service: EUR 49.5m; Q4/2014 incl. spares & service: EUR 49.3m).

Revenues at EUR 40.3m in Q1/2015 were lower compared to the previous year and compared to the previous quarter (Q1/2014: EUR 43.9m; Q4/2014: EUR 58.0m).

First quarter cost of sales* at EUR 31.5m (Q1/2014: EUR 34.0m; Q4/2014: EUR 47.6m) were in line with revenue development and therefore lower year-on-year and compared to the previous quarter.

Q1/2015 gross margin* was 22% (Q1/2014: 23%; Q4/2014: 18%). Mainly due to lower revenues, the Q1/2015 gross profit* amounted to EUR 8.8m (Q1/2014: EUR 10.0m; Q4/2014: EUR 10.4m).

In the first quarter of 2015, AIXTRON continued with its reorganization efforts and initiated a reduction of approximately 60 of the 800 jobs across the group. Additionally, organizational structures have been changed in line with customer and market requirements. Alongside cost-cutting measures, AIXTRON is continuously pursuing new market opportunities, as evidenced by the acquisition of the OLED encapsulation specialist PlasmaSi, Inc. which was announced on April 8th, 2015. AIXTRON will continue to pursue opportunities in promising future business fields such as power and logic semiconductors as well as OLED. Those areas are strengthened through the reorganization of the company.

The operating costs* at EUR 17.6m were lower sequentially and year-on-year, which was mainly due to lower research and development costs as well as a positive currency impact on other operating income (Q1/2014: EUR 20.9m; Q4/2014: EUR 29.3m).

At EUR -6.4m EBITDA in the first quarter 2015 was still negative but improved both against the previous year and sequentially (Q1/2014: EUR -7.1m; Q4/2014: EUR -13.9m).

As a result of the above mentioned development, Q1/2015 EBIT at EUR -8.8m improved both against the previous year and the previous quarter (Q1/2014: EUR -10.9m; Q4/2014: EUR -18.9m).

The net result for Q1/2015 amounted to EUR -9.5m (Q1/2014: -11.8m; Q4/2014: EUR -19.1m).

The operating cash flow in Q1/2015 amounted to EUR -8.6m (Q1/2014: EUR -9.8m; Q4/2014: EUR 9.8m), mainly reflecting the operating loss for the quarter. The free cash flow was EUR -12.1m (Q1/2014: EUR -13.8m; Q4/2014: 5.9m). Both cash flow figures exclude a cash flow effect of EUR -1.5m resulting from a short term loan prior to the acquisition of PlasmaSi, Inc.

AIXTRON reported cash and cash equivalents (including bank deposits with a maturity of more than three months) of EUR 263.2m as of March 31, 2015 which is EUR 4.9m below the EUR 268.1m recorded on December 31, 2014. The difference to the free cash flow stems mainly from currency effects of cash held in US-Dollars. The Company continues to record no bank borrowings.

*  Cost of Sales and Selling Expenses have been reclassified according to “Additional Disclosures, 1. Accounting Policies” in this report

4. Results of Operations

4.1. Development of Revenues

During the first three months of 2015, AIXTRON recorded total revenues of EUR 40.3m, a decrease of EUR 3.6m, or 8%, compared to the same period last year (Q1/2014: EUR 43.9m) reflecting the cautious investment behavior of customers for semiconductor deposition equipment from AIXTRON. Compared to the previous quarter, revenues in Q1/2015 decreased by 31% from EUR 58.0m in Q4/2014.

Equipment revenues in Q1/2015 were EUR 29.1m (Q1/2014: EUR 32.1m; Q4/2014: EUR 48.6m), representing 72% of the total Q1/2015 revenues (Q1/2014: 73%; Q4/2014: 84%).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first three months 2015 are predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices for LCD displays and general lighting applications. The next biggest end-market in terms of revenues for AIXTRON equipment in the first three months of 2015 was equipment for the silicon industry.

The remaining revenues were generated by the sale of spares and service and represented 28% of total revenues in Q1/2015 (Q1/2014: 27%; Q4/2014: 16%).

	2015		2014 Q1
Revenues by Equipment, Spares & Service	Q1				+/-
	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	29.1	72	32.1	73	-3.0	-9
Other revenues (service, spare parts, etc.)	11.2	28	11.8	27	-0.6	-5
Total	40.3	100	43.9	100	-3.6	-8

82% of total revenues in Q1/2015 were generated by sales to customers in Asia. This is 3 percentage points more than in the previous year (Q1/2014: 79%; Q4/2014: 86%). Meanwhile, 13% of revenues were generated in Europe (Q1/2014: 17%; Q4/2014: 11%) and the remaining 5% in the USA (Q1/2014: 4%; Q4/2014: 3%).

	2015		2014
	Q1		Q1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	33.2	82	34.6	79	-1.4	-4
Europe	5.0	13	7.4	17	-2.4	-33
Americas	2.1	5	1.9	4	0.2	11
Total	40.3	100	43.9	100	3.6	-8

4.2. Development of Results

	2015		2014
	Q1		Q1 restated*		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales*	31.5	78	34.0	77	-2.5	-7
Gross profit*	8.8	22	10.0	23	-1.2	-12
Operating costs*	17.6	44	20.9	48	-3.4	-16
Selling expenses*	3.3	8	3.1	7	0.2	6
General and administration expenses	4.3	11	5.1	12	-0.8	-16
Research and development costs	12.9	32	13.7	31	-0.8	-6
Net other operating (income) and Expenses	-3.0	-7	-1.1	-3	1.9	173

Cost of sales* in Q1/2014 decreased by 7% year-on-year from EUR 34.0m in Q1/2014 to EUR 31.5m (78% of revenues). Sequentially, cost of sales were down 34% from EUR 47.6m (82% of revenues) in Q4/2014, both mainly due to the reduced sales volume.

Also mainly due to lower revenues, the Company’s gross profit* in Q1/2015 decreased year-on-year to EUR 8.8m (Q1/2014: EUR 10.0m; Q4/2014: EUR 10.4m), resulting in a gross margin* of 22% (Q1/2014: 23%; Q4/2014: 18%).

Operating costs* in Q1/2015 of EUR 17.6m were reduced by 16% year-on-year compared to EUR 20.9m in Q1/2014, mainly due to lower research and development costs as well as positive currency effects. In a quarterly sequential comparison, operating costs were reduced by 40% from the EUR 29.3m recorded in Q4/2014 also due to the above mentioned reasons and due to restructuring costs that were included in Q4/2014.

The operating cost development was influenced by the following single factors:

Including higher sales commissions, selling expenses* in Q1/2015 increased by 6% year-on-year to EUR 3.3m. In line with revenues, selling expenses decreased sequentially (Q1/2014: 3.1m; Q4/2014: EUR 4.0m). In Q1/2015, selling expenses relative to revenues at 8% remained largely stable year-on-year and sequentially (Q1/2014: 7%; Q4/2014: 7%).

In Q1/2015, general and administration expenses were reduced both year-on-year (-16%) and sequentially (-21%) to EUR 4.3m (Q1/2014: EUR 5.1m; Q4/2014: EUR 5.4m).

Research and development costs in Q1/2015 decreased by 6% year-on-year and by 39% sequentially to EUR 12.9m (Q1/2014: EUR 13.7m; Q4/2014: EUR 21.2m), the sequential reduction mainly reflecting higher project related costs and restructuring costs which were included in the Q4/2014 figure.

One example within our R&D activities is the new OLED research project “FLEXOLIGHTING”, which has been approved by the European Commission at the end of 2014 and was formally started in early 2015. The aim of the program is to produce large area OLED devices with improved cost efficiency, high brightness, high uniformity and long lifetime, and thus bridging the gap between research prototypes and low cost mass production technologies. The three year project, headed by Brunel University, involves various suppliers with AIXTRON as production equipment supplier, with the ultimate goal of establishing unique technology know-how in Europe covering the whole supply chain.

	2015	2014
Key R&D Information	Q1	Q1	+/-
R&D expenses (million EUR)	12.9	13.7	-6%
R&D expenses, % of sales	32	31
R&D employees (period average)	277	273	1%
R&D employees, % of total headcount (period average)	36	35

*  Cost of Sales and Selling Expenses have been reclassified according to “Additional Disclosures, 1. Accounting Policies” in this report

Net other operating income and expenses in the first three months of 2015 resulted in an income of EUR 3.0m (Q1/2014: EUR 1.1m income; Q4/2014: EUR 1.3m income), mainly due to currency related gains.

In Q1/2015, AIXTRON recorded a net currency income of EUR 2.7m (Q1/2014: income of EUR 0.6m; Q4/2014: income of EUR 0.7m) from foreign currency transactions and translation differences.

EUR 0.2m of R&D grants, received in Q1/2015 (Q1/2014: EUR 0.4m; Q4/2014: EUR 0.7m), were recorded as ‘other operating income’.

At EUR -6.4m EBITDA in the first quarter 2015 was still negative but improved both against the previous year and sequentially (Q1/2014: EUR -7.1m; Q4/2014: EUR -13.9m).

The absolute operating result (EBIT) improved in a year-on-year comparison by EUR 2.1m from EUR -10.9m in Q1/2014 to EUR -8.8m in Q1/2015 (Q4/2014: EUR -18.9m).

Result before taxes improved year-on-year by EUR 2.2m from EUR -10.7m in Q1/2014 to EUR -8.5m in Q1/2015 (Q4/2014: EUR -18.7m), including a net finance income of EUR 0.2m in Q1/2015 (Q1/2014: EUR 0.2m; Q4/2014: EUR 0.2m).

In Q1/2015, AIXTRON recorded a country specific tax expense of EUR 0.9m (Q1/2014: EUR 1.1m tax expense; Q4/2014: EUR 0.5m tax expense).

The Company’s net result improved by EUR 2.3m year-on-year from EUR -11.8m in Q1/2014 (Q4/2014: EUR -19.1m) to EUR -9.5m in Q1/2015.

4.3. Development of Orders

Orders	2015	2014	+/-
(in EUR million)	Q1	Q1	m EUR	%
Total Order intake incl. Spares & Service	48.9	49.5	-0.6	-1
Equipment Order backlog (end of period)	79.0	64.2	14.8	23

As a matter of internal policy, the 2015 US dollar based equipment order intake and backlog are recorded at the current 2015 budget exchange rate of 1.25 USD/EUR (2014: 1.35 USD/EUR). In order to better reflect industry practice, Management has decided to start reporting total order intake including spares & service from January 1st, 2015 rather than continuing to report equipment order intake only. For comparison reasons, previous figures have been adopted to this new policy. Due to the generally quick turnaround of spares & services into revenues, the equipment order backlog figures will remain unchanged and continue to include equipment orders only.

In Q1/2015, total order intake including spares & service was stable year-on-year and sequentially at EUR 48.9m (Q1/2014: EUR 49.5m incl. spares & service; Q4/2014: EUR 49.3m incl. spares & service), reflecting current market demand.

The equipment order backlog of EUR 79.0m as at March 31, 2015 was 23% higher than the EUR 64.2m at the same point in time in 2014, and 14% higher than the 2015 opening backlog of EUR 69.0m.

As a matter of strict internal policy, AIXTRON follows clear internal requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise of all of the following minimum criteria:

1.                                       The receipt of a firm written purchase order,

2.                                       the receipt of the agreed deposit,

3.                                       accessibility to the required shipping documentation,

4.                                       a customer confirmed agreement on a system specific delivery date.

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion.

When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

5. Financial Position and Net Assets

The Company recorded no bank borrowings as of March 31, 2015 and December 31, 2014.

Total equity as of March 31, 2015 increased by EUR 3.5m to EUR 419.2m compared to December 31, 2014 mainly due to currency translation effects. The equity ratio at 77% as of March 31, 2015, showed a slight decrease compared to 78% as of December 31, 2014, reflecting the results of the quarter.

The AIXTRON Group’s capital expenditures for the first three months of 2015 amounted to EUR 3.5m (Q1/2014: EUR 4.0m; Q4/2014: EUR 4.0m), of which EUR 3.4m (Q1/2014: EUR 3.9m; Q4/2014: EUR 3.6m) were related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) decreased slightly to EUR 263.2m (EUR 124.0m + EUR 139.2m cash deposits) as of March 31, 2015 compared to EUR 268.1m (EUR 116.6m + EUR 151.5m cash deposits) as of December 31, 2014.

The value of property, plant and equipment was higher at EUR 79.4m as of March 31, 2015 (EUR 77.3m as of December 31, 2014) mainly due to additions of laboratory equipment as well as currency effects.

The value of goodwill at EUR 65.7m as per March 31, 2015 remained stable compared to EUR 64.8m as per December 31, 2014. There were no additions or impairments in the first three months of 2015. The minimal differences were solely due to exchange rate fluctuations.

The value of other intangible assets remained stable at EUR 2.3m as per March 31, 2015 (EUR 2.5m as per December 31, 2014).

The value of other current assets increased from EUR 7.7m as per December 31, 2014 to EUR 11.7m as per March 31, 2015 mainly due to short term timing effects including a short term loan of EUR 1.5m prior to the acquisition of PlasmaSi, Inc.

Inventories, including raw materials, unfinished and finished goods, increased to EUR 88.8m as per March 31, 2015, compared to EUR 81.7m as of December 31, 2014, mainly as a result of a higher order backlog.

Advance payments from customers increased by EUR 12.7m to EUR 79.6m as of March 31, 2015 compared to EUR 66.9m as of December 31, 2014, reflecting a higher order backlog and exchange rate effects.

Trade receivables at EUR 26.2m as of March 31, 2015, remained virtually stable compared to EUR 26.3m as of December 31, 2014, reflecting current business volume and currency related effects.

Other current provisions were down from EUR 28.1m as of December 31, 2014 to EUR 24.1m as of March 31, 2015, reflecting a progression of the restructuring process.

6. Opportunities and Risks

AIXTRON expects that the following market trends and opportunities in the relevant end user markets could possibly have a positive effect on future business:

Short Term

•                  Further increasing adoption of LEDs for exterior, public infrastructure and commercial lighting.

•                  Increasing adoption of LEDs for consumer and residential general lighting applications.

•                  Market positioning of the new AIX R6 MOCVD tool for LED manufacturing.

•                  Increased usage of GaN based devices for energy efficient Power Electronics.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications, e.g. in emerging hybrid and electrical automotive as well as in photovoltaic transistor applications.

•                  Development of next generation NAND and DRAM memory devices.

Mid- to Long- Term

•                  Increasing use of LEDs for industrial lighting.

•                  Progress in the development of large area OLED devices requiring efficient deposition technologies.

•                  Progress in the development of flexible and rigid OLED devices requiring thin-film encapsulation.

•                  Further progress in the development of GaN-on-Silicon LEDs.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Increased development activity for specialized compound solar cell applications.

•                  Increasing requirements for High-k and interconnect components, implying a new approach to production technologies.

•                  Progress in the convergence of compound semiconductor material applications for further miniaturization, e. g. substituting materials in the silicon semiconductor industry.

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of alternative LED applications such as Visual Light Communication technology.

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2014 and in the section “Risk Factors” in AIXTRON’s 2014 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on February 24, 2015. Copies of the Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”), the 20-F Report being additionally available on the SEC website at www.sec.gov.

During the first three months of 2015, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2014 Annual Report/20-F Report referred to above.

7. Outlook

For ALD equipment to produce memory chips, Management expects an increase of demand in 2015. Management also sees near term equipment growth potential from an increasing penetration of GaN- and SiC-based power devices. Global demand for LEDs continues to increase driven by the increasing adoption of LEDs for general lighting applications. Despite this encouraging development, most AIXTRON LED customers currently remain reluctant to invest significantly into additional manufacturing capacity for LEDs. However, Management continues to expect an improving demand for MOCVD-production capacity as total demand for LEDs continues to increase. Nevertheless, the exact timing and extent of such a pickup of equipment demand persists in being difficult to predict.

Based on the results in the first quarter 2015 and the current assessment of AIXTRON’s order situation, including risks and opportunities, Management reiterates its February revenue forecast of EUR 220 to 250 million for the fiscal year 2015.

As evidenced in Q1/2015 the overall financial performance in the fiscal year 2015 will be impacted by the successful positioning of the new AIX R6 tool and its production ramp up, as well as the execution of crucial R&D projects for its future technologies such as OLED, Power Electronics, Logic, etc. Nevertheless, Management expects to reach EBITDA break-even within the second half of the fiscal year with EBIT, net result and free cash flow continuing to improve significantly but remaining negative for the full year 2015. Management will continue its activities to increase efficiency with a particular emphasis on costs, margin contributions and the allocation of funds.

Management continues to expect that AIXTRON will still not require any external bank debt financing in 2015. Furthermore, the Company will also retain its strong equity base in the foreseeable future.

As of March 31, 2015, AIXTRON was not party to any legally binding agreements concerning financial participations, company acquisitions or disposals of business units.

Interim Financial Statements

1. Consolidated Income Statement*

		Q1/2014
in EUR thousands	Q1/2015	Restated
Revenues	40,284	43,946
Cost of sales	31,462	33,964
Gross profit	8,822	9,982

Selling expenses	3,297	3,102
General administration expenses	4,306	5,136
Research and development costs	12,945	13,743
Other operating income	4,480	1,134
Other operating expenses	1,511	28
Operating result	-8,757	-10,893

Finance Income	231	220
Finance Expense	0	9
Net Finance Income	231	211
Result before taxes	-8,526	-10,682

Taxes on income	936	1,113
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-9,462	-11,795

Basic earnings per share (EUR)	-0.08	-0.11
Diluted earnings per share (EUR)	-0.08	-0.11

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	Q1/2015	Q1/2014

Profit or Loss	-9,462	-11,795

Currency translation adjustment	12,642	-660
Other comprehensive income	12,642	-660
Total comprehensive income attributable to equity holders of AIXTRON SE	3,180	-12,455

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	31.03.2015	31.12.2014
Assets
Property, plant and equipment	79,378	77,299
Goodwill	65,724	64,813
Other intangible assets	2,323	2,458
Other non-current assets	446	382
Deferred tax assets	4,474	4,120
Tax assets	117	117
Total non-current assets	152,462	149,189
Inventories	88,806	81,694
Trade receivables less allowance kEUR 1,076 (2014: kEUR 945)	26,173	26,324
Current tax receivables	602	543
Other current assets	11,710	7,723
Other financial assets	139,209	151,494
Cash and cash equivalents	124,010	116,580
Total current assets	390,510	384,358
Total assets	542,972	533,547

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 111,598,386 (2014: 111,591,036)	111,598	111,591
Additional paid-in capital	372,116	371,781
Retained earnings	-80,264	-70,802
Income and expenses recognised in equity	15,774	3,132
Total shareholders’ equity	419,224	415,702
Other non-current liabilities	70	62
Other non-current accruals and provisions	1,206	1,206
Deferred tax liabilities	34	34
Total non-current liabilities	1,310	1,302
Trade payables	12,775	16,397
Advance payments from customers	79,590	66,928
Other current provisions	24,080	28,057
Other current liabilities	3,869	3,192
Current tax liabilities	2,124	1,969
Total current liabilities	122,438	116,543
Total liabilities	123,748	117,845
Total liabilities and shareholders’ equity	542,972	533,547

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	Q1/2015	Q1/2014
Cash inflow from operating activities
Net income for the period (after taxes)	-9,462	-11,795
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	304	88
Depreciation and amortization expense	2,343	3,775
Net result from disposal of property, plant and equipment	65	15
Deferred income taxes	81	7

Change in
Inventories	-4,643	-855
Trade receivables	2,045	1,284
Other assets	-3,189	-4,569
Trade payables	-4,976	3,561
Provisions and other liabilities	-4,099	-4,716
Non-current liabilities	0	-191
Advance payments from customers	11,430	3,578
Cash inflow from operating activities	-10,101	-9,818

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-3,426	-3,895
Capital expenditures in intangible assets	-104	-71
Proceeds from disposal of fixed assets	30	5
Bank deposits with a maturity of more than 90 days	14,846	-20,311
Cash inflow/outflow from investing activities	11,346	-24,272

Cash inflow/outflow from financing activities
Proceeds from issue of equity shares	31	72
Cash inflow/outflow from financing activities	31	72

Effect of changes in exchange rates on cash and cash equivalents	6,154	-442
Net change in cash and cash equivalents	7,430	-34,460
Cash and cash equivalents at the beginning of the period	116,580	167,454
Cash and cash equivalents at the end of the period	124,010	132,994

Interest received	276	154
Income taxes paid	-831	-3,799
Income taxes received	84	151

* unaudited

5. Consolidated Statement of Changes in Equity*

			Income and expense recognized		Shareholders’
			directly in equity		equity
	Subscribed capital under IFRS	Additional paid-in-capital	Currency translation	Retained Earnings/ Accumulated deficit	attributable to the owners of AIXTRON SE Total
Balance at January 1, 2015	111,591	371,781	3,132	-70,802	415,702
Share based payments		312			312
Issue of shares for options	7	23			30
Net income for the period				-9,462	-9,462
Other comprehensive income			12,642		12,642
Total comprehensive income			12,642	-9,462	3,180
Balance at March 31, 2015	111,598	372,116	15,774	-80,264	419,224

			Income and expense recognized		Shareholders’
			directly in equity		equity
	Subscribed capital under IFRS	Additional paid-in-capital	Currency translation	Retained Earnings/ Accumulated deficit	attributable to the owners of AIXTRON SE Total
Balance at January 1, 2014	111,535	370,842	-8,683	-8,291	465,403
Share based payments		88			88
Issue of shares for options	10	62			72
Net income for the period				-11,795	-11,795
Other comprehensive income			-660		-660
Total comprehensive income			-660	-11,795	-12,455
Balance at March 31, 2014	111,545	370,992	-9,343	-20,086	453,108

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (PR of China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale, California (USA). In comparison with December 31, 2014, there have been no changes to the consolidated group of companies.

The Company has reclassified warranty expenses from Selling Expenses to Cost of Sales. The new classification is the usual practice in the semiconductor equipment industry. Q1/2014 Selling Expenses have been reduced by EUR 820k and Cost of Sales increased by the same amount. Apart from the above mentioned change, the accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	Q1/2015	33,193	4,964	2,127	40,284
	Q1/2014	34,570	7,461	1,915	43,946
Segment assets (property, plant and equipment)	31.03.15	2,402	72,592	4,384	79,378
	31.12.14	2,209	73,113	1,977	77,299

3. Stock Option Plans

In the first three months of 2015, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares. The status of these options developed as follows:

AIXTRON ordinary shares	Mar. 31, 2015	Exercised	Expired/Forfeited	Allocation	Dec. 31, 2014
Stock options	3,224.946	7,350	59,600	0	3,291,896
Underlying shares	3,454.689	7,350	59,600	0	3,521,639

4. Employees

The total number of employees decreased from 785 on March 31, 2014 to 764 persons on March 31, 2015.

	2015		2014		+/-
Employees by Region	Mar-31%		Mar-31%		abs.	%
Asia	144	19	165	21	-21	-13
Europe	509	67	497	63	12	2
USA	111	14	123	16	-12	-10
Total	764	100	785	100	-21	-3

	2015		2014		+/-
Employees by Function	Mar-31%		Mar-31%		abs.	%
Sales	63	8	67	8	-4	-6
Research and Development	278	36	275	35	3	1
Manufacturing and Service	318	42	341	43	-23	-7
Administration	105	14	102	13	3	3
Total	764	100	785	100	-21	-3

5. Management

As compared to December 31, 2014, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2015.

6. Related Party Transactions

During the reporting period, AIXTRON did not initiate or conclude any material transactions with related parties.

7. Post-Balance Sheet Date Events

Effective April 1, 2015, AIXTRON acquired 100% of the voting equity interest of the privately held OLED encapsulation company PlasmaSi, Inc. (California, USA), for a consideration of up to USD 13m net of cash acquired. The payments will be made in cash. PlasmaSi enables the encapsulation of organic thin-films by depositing ultra-thin and flexible barrier films through its proprietary technology which are particularly well-suited for next-generation OLED displays including mobile phones, hand-held devices, tablets, wearables and large screen HDTV. In combining AIXTRON’s OVPD® technology with PlasmaSi’s innovative approach, the Company will be able to add significant value in the production of flexible OLED applications. Further disclosures related to the acquisition will be made during subsequent periods.

There were no other known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2015.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended March 31, 2015 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, April 2015

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

Date: April 28, 2015
	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Chairman, President and
Chief Executive Officer

	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Acting Chief Financial Officer